SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION(R) Technology Selected by Leading UK Telecommunications Systems Company dated July 16, 2007.

     2. Press release re RADVISION(R) 3G-324M Toolkit and ProLab(TM) 3G Testing Solution Integrated into the Arima Xda Flame 3G Video-Enabled PDA-Phone dated July 17, 2007.

     3. Press release re RADVISION(R) Technology Powers Innovative Home Surveillance Service Deployed Throughout Spain dated July 25, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) Technology Selected by Leading UK Telecommunications
Systems Company

Monday July 16, 7:00 am ET

SCOPIA(TM) Interactive Video Platform and 3G Video Gateway Power Value Added Services in Growing Small and Medium-Sized Enterprise Market

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that telecom pioneer, 4com, one of the largest suppliers of telecommunications technology to small businesses in the UK, is using the SCOPIA(TM) Interactive Video Platform and 3G Video Gateway to power video communication solutions.

4com specializes in offering voice and video communications solutions for small to medium-sized businesses. Recognizing the advantages that video conferencing and mobile interactive video services can deliver to this market in terms of productivity, efficiency and supply chain management, 4com is dedicated to providing advanced voice and video communications as well as mobile video solutions to this growing sector.

The RADVISION SCOPIA Interactive Video Platform enables 4com to provide a video portal that offers directory services and advertising for their user community. Using the SCOPIA 3G Video Gateway both IP video endpoints and 3G handsets are able to utilize the advanced media capabilities and flexibility of the SCOPIA Interactive Video Platform.

The SCOPIA Interactive Video Platform, an IMS ready video media server, and the SCOPIA 3G Video Gateway are the core infrastructure elements that enable the deployment of converged interactive video services, connecting multiple real-time video sources in UMTS, CDMA EV-DO, Cable and other IP networks.

"SMEs are always looking for new ways to differentiate themselves, and can easily do so by visually communicating with their customers. Interactive mobile video for applications, communications and video conferencing is a strong growth engine for the small to medium-sized enterprise market, and will not only increase operational efficiency, but also give companies a competitive advantage," said Alon Barnea, General Manager of RADVISION Mobility & Service provider Business Unit. "We are proud to play a role in the success 4com has achieved and believe this market trend will fuel more usage and traffic in the visual communications arena."


"RADVISION's advanced technology enables us to realize our vision to empower all types of businesses - no matter how small - to reap the benefits of video-enabled communications in the workplace," says Edward Bodiam, Director of 4com. "Our back-to-basics approach to video services makes this important method of communications accessible to small and medium-sized enterprises, and RADVISION helps us deliver the best service we can to our customers."

4com video communications solutions are available today and support both IP endpoints and 3G mobile devices. Advanced video communications is helping 4com customers increase customer retention and shorten business cycles, enhancing the way people do business and contributing to efficiency and the environment by reducing travel and waste.

"We were delighted to be involved in the early release of 4com's video conferencing facility," said 4com customer Nik Little, Director of Emery Little Insurance Brokers Ltd. in England. "The communication to our remote offices which are spread around the country improved dramatically. A video call has much more impact than just a voice call and indeed we conducted meetings via the system which otherwise would have meant four-hour round trip journeys. The long term prospects for this facility are very exciting."

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About 4com

4com is a leading UK supplier for business telephone systems offering a full national service with a special emphasis on small & medium enterprises.

For further information

Contact Marketing @ 4com 2 Watt Road Salisbury Wilts SP2 7UD UK

Telephone +44 (0) 1722 344 700

www.4com.ltd.uk

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Corporate:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Dukas Public Relations
Media Relations:
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Comm-Partners LLC
Investor Relations:
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) 3G-324M Toolkit and ProLab(TM) 3G Testing Solution Integrated into the Arima Xda Flame 3G Video-Enabled PDA-Phone

Tuesday July 17, 7:00 am ET

Windows(R) Mobile-Based 3G PDA-Phone, with NVIDIA(R) Video Encoding and Graphics Chip, to be Sold by O2

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, announced today that ARIMA Computer Corporation, a leading OEM / ODM and integrated service provider headquartered in Taiwan, has licensed and used RADVISION's 3G-324M Toolkit and ProLab(TM) 3G-324M Testing Solution for the development of a video-enabled 3G PDA-phone. Arima is using RADVISION's complete 3G Video Telephony Application to integrate the platform into Windows Mobile through the RADVISION Professional Services Division. The Xda Flame PDA-phone, with an NVIDIA embedded video encoding and graphics chip, is currently being marketed by O2 Asia Pacific & Middle East ("O2 AP&ME"), a leading provider of innovative, premium converged mobile devices and a member of Telefonica O2 Europe, a leading provider of mobile communications services in Europe.

"We are especially impressed with RADVISION's intuitive technology when it comes to all aspects of video telephony, and RADVISION's clear IMS roadmap," said Mr. Owen Chen, President of Arima Communications. "This allowed us to focus on the Xda Flame's rich feature set. RADVISION technology took care of all the complex signaling and multimedia capabilities."

The Xda Flame is the latest feature product offered by O2, and is the first PDA-phone to feature two processors - an NVIDIA(R) GoForce(R) 5500 GPU and an Intel(R) CPU. In addition to the power to deliver a rich multimedia experience, it features also a substantial 2GB of onboard memory, TV-out functionality and a generous 3.6" TFT VGA LCD screen.

Arima's Xda Flame PDA-phone runs on the Windows Mobile operating system. It is equipped with full integration for the Windows Mobile operating system, as well as easy-to-use APIs, optimized CPU usage, patent-pending multiplexing technology, and innovative features that reduce development time and ensure excellent interoperability. Arima uses the RADVISION technology in several other 3G products currently under development.

"Arima's choice to use our 3G developer and testing tools further validates that when it comes to interoperability and fast-time-to-market, RADVISION's products and solutions are ideal," said Tsahi Levent-Levi, Product Manager for RADVISION's Technology Business Unit. "Our 3G-324M Toolkit and ProLab(TM) Testing Solutions are especially suited for handsets using Windows Mobile operating systems."

For more information on O2 Xda Flame, please visit www.seeo2.com/flame/.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About Arima

Arima Communications was founded in August 1999 as a member of the Arima Group, specializing in the research, development, manufacturing and marketing of mobile communications products. Currently, its main products are multi-band GSM / GPRS, 3G mobile phones and smart phones. Arima Communications' strategy is to integrate market research, product design, R&D, manufacturing, product certification, global logistics and after-sales service into a comprehensive solution in communication technology for customers. In 2006, Arima Communications' consolidated revenue was approximately 24.8 billion NTD and employed around 3,500 staff. Arima Communications is headquartered in Yingge, Taipei. Operation Center is located in Jhonghe, Taipei. R&D Centers are located in four places, Jhonghe and Hsinchu in Taiwan; Nanjing and Hangzhou in China. Manufacturing Centers are located in Yingge, Taiwan and Wujiang, China.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) Technology Powers Innovative Home Surveillance Service Deployed Throughout Spain

Wednesday July 25, 7:00 am ET

Securitas Direct, Spain Provides 3G Home Surveillance System Based on RADVISION's SCOPIA(TM) Interactive Video Platform and 3G Video Gateway

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that its technology is powering an advanced 3G access and control system for home surveillance. The security solution is developed by CESTEL, a major Spanish system integrator and service provider and deployed by Securitas Direct, a world leader in security systems.

The initial deployment targets an installation base of 7,000 households throughout Spain. Home cameras, connected to the security system via ADSL can be accessed by 3G subscribers, who are called when a manual or automatic alarm triggers the system. The 3G subscriber may also dial-in to the system and obtain direct access to the home surveillance camera whenever desired. The cameras and other electrically controlled devices such as doors, gates and alarms can be activated by the number pad on the 3G mobile phone. Utilizing the camera's built in speaker and microphone, the solution enables 3G subscribers to verbally communicate with the actual location where the camera is set.

"3G mobile access to surveillance cameras is a solution that our customers are looking for," said Mr. Jose Luis Martin, Securitas Direct's CTO. "The solution provided by RADVISION and CESTEL allows easy access to 3G video streams from any device, anywhere, in real-time and with no need for a client download, resulting in an efficient and manageable large scale deployment. The superior video quality and smooth operation enhances our surveillance and security offerings significantly."

The 3G integration application, developed by CESTEL with their 3G Builder(TM) product and RADVISION's IMS ready SCOPIA(TM) Interactive Video Platform, is based on network and device-agnostic infrastructure that enables remote cameras to be accessed and operated by any 3G handset.

"Our ability to quickly develop the best system to comply with Securitas Direct's forward looking requirements for the initial deployment is an excellent example of the benefits of our continued partnership with RADVISION," said Mr. Fernando Ortiz, CEO of CESTEL. "The SCOPIA Interactive Video Platform's flexible API allowed us to implement together with the CESTEL 3G Builder(TM), an advanced interactive video application for the security market, that combines 3G access to security cameras' video streams, remote control of the cameras, bidirectional audio, and access to recorded video streams. We are confident that our combined solution provides the ease of use that Securitas Direct wants their customers to enjoy."

"Securitas Direct and CESTEL are pioneering new paradigms in home surveillance and security and leading the market towards widely-deployed remote interactive multimedia access. The new systems are not only technologically viable, but their ease of use and ubiquitous availability offers commercial promise and potential. The remote voice and video communications service is also appealing for personal monitoring of the elderly, nannies, babysitters, household pets and more," said Alon Barnea, General Manager of RADVISION's Mobility & Service Provider Business Unit. "This video-based home surveillance service is further testimony to the importance of advanced scalable interactive mobile video communications, combining real-time external media sources and bidirectional video, fulfilling various day to day needs that are now becoming part of the telecom landscape."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Tsipi Kagan, 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 212-704-7385 x114
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date: August 6, 2007